American Honda Receivables LLC
20800 Madrona Avenue
Torrance, CA 90503
Phone: (310) 972-2511   Fax: (310) 972-2415

April 28, 2011

BY EDGAR TRANSMISSION

Max Webb, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention: Julie Rizzo

Re:	American Honda Receivables LLC (the “Registrant”)
Registration Statement No. 333-173202

Dear Mr. Webb and Ms. Rizzo:

The Registrant filed with the U.S. Securities and Exchange Commission (the “Commission”) via the EDGAR system Amendment No. 1 (the “Amendment”) to the above referenced registration statement (the “Registration Statement”) on April 25, 2011.

In accordance with Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, on behalf of the Registrant, hereby requests that the effective date of the Registration Statement be accelerated to, and that such Registration Statement be declared effective on May 1, 2011 at 4:00 pm (EST), or as soon thereafter as practicable.

In connection with the foregoing request for acceleration of the Registration Statement, the Registrant acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[signature page follows]

Very truly yours,

American Honda Receivables LLC

By: /s/ Jan Zimmerman
Name: Jan Zimmerman
Title: Secretary

cc:	Carol M. McGee
Gary D. Roth, Esq.
Alston & Bird LLP

Reed Auerbach, Esq.
Bingham McCutchen LLP